Exhibit 99.2

(An exploration company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

This Management’s Discussion and Analysis (the “MD&A”) for Fury Gold Mines Limited (“Fury Gold” or the “Company”) should be read in conjunction with the condensed interim consolidated financial statements of the Company and related notes thereto for the three and nine months ended September 30, 2021. The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts presented are expressed in thousands of Canadian dollars unless otherwise stated. Certain amounts presented in this MD&A have been rounded. The effective date of this MD&A is November 12, 2021.

SECTION 1: FORWARD-LOOKING STATEMENTS AND RISK FACTORS	2

1.1 Forward-looking statements	2
1.2 Qualified persons and technical disclosures	4
1.3 Impact of COVID-19	4

SECTION 2: BUSINESS OVERVIEW	5

SECTION 3: Q3 2021 HIGHLIGHTS AND SUBSEQUENT EVENTS	6

3.1 Corporate highlights	6
3.2 Operational highlights	6

SECTION 4: CORPORATE STRATEGY	7

SECTION 5: PROJECTS OVERVIEW	9

5.1 Québec	9
5.1.1 Eau Claire	9
5.1.2 Éléonore South JV	12
5.2 Nunavut	13
5.2.1 Committee Bay	13
5.2.2 Gibson MacQuoid	13
5.3 British Columbia	13
5.3.1 Homestake Ridge	13

SECTION 6: REVIEW OF QUARTERLY FINANCIAL INFORMATION	14

SECTION 7: FINANCIAL POSITION, LIQUIDITY, AND CAPITAL RESOURCES	18

SECTION 8: FINANCIAL RISK SUMMARY	22

SECTION 9: RELATED PARTY BALANCES AND TRANSACTIONS	23

SECTION 10: CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES	24

SECTION 11: NEW ACCOUNTING STANDARDS AND POLICIES	24

SECTION 12: CONTROLS AND PROCEDURES	24

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three and Nine Months Ended September 30, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 1: Forward-looking statements and risk factors

1.1    Forward-looking statements

Certain statements made in this MD&A contain forward-looking information within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s views regarding those future outcomes and may not be appropriate for other purposes. When used in this MD&A, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Specific forward-looking statements in this MD&A include, but are not limited to: issues relating to the COVID-19 pandemic, including its potential impacts on the Company’s business and operations; future capital expenditures and requirements, and sources and timing of additional financing; the Company’s exploration activities, including the success of such exploration activities; the Company’s mineral reserves and mineral resources; estimates of mineral reserves and mineral resources; the realization of mineral resource and mineral reserve estimates; any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; the timing and amount of estimated future production, production guidance and net revenue expectations, anticipated cash flows, costs of production, capital expenditures; realization of unused tax benefits; statements relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; and other events or conditions that may occur in the future.

The forward-looking statements contained in this MD&A represent the Company’s views only as of the date such statements were made. Forward-looking statements contained in this MD&A are based on management’s plans, estimates, projections, beliefs and opinions as at the time such statements were made, and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Such assumptions, which may prove to be incorrect, include: the Company’s budget, including expected costs and the assumptions regarding market conditions and other factors upon which the Company has based its expenditure expectations; the Company’s ability to raise additional capital to proceed with its exploration plans; the Company’s ability to obtain or renew the licences and permits necessary for the operation and expansion of its existing operations and for the development, construction and commencement of new operations; that financial markets will not in the long term be adversely impacted by the COVID-19 pandemic; production and cost estimates; the Company’s ability to obtain all necessary regulatory approvals, permits and licences for its planned activities under governmental and other applicable regulatory regimes; the Company’s ability to complete and successfully integrate acquisitions; the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; the Company’s expectations regarding the demand for, and supply and price of, precious metals; the Company’s ability to recruit and retain qualified personnel; the Company’s mineral reserve and resource estimates, and the assumptions upon which they are based; the Company’s ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals.

Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to control or predict, that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Some of the risks and other factors (some of which are beyond the Company’s control) which could cause results to differ materially from those expressed in the forward-looking statements and information contained in this MD&A include, but are not limited to, risks related to: COVID-19 and other pandemics; fluctuations in spot and forward markets for silver, gold, base metals and certain other commodities (such as natural gas, fuel oil and electricity); risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); the speculative nature of mineral exploration and development; the estimation of mineral reserves and mineral resources, including the realization of mineral reserve estimates; the Company’s ability to obtain addition funding; global financial conditions, including the market reaction to COVID-19; competitive conditions in the exploration and mining industry; environmental risks and remediation measures, including evolving environmental regulations and legislation; the Company’s mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; health and safety regulations and legislation; changes in laws and regulations; changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in jurisdictions in which the Company operates; volatility in the price of the Common Shares, and uncertainty and volatility related to stock market prices and conditions; future dilution and fluctuation in the price of the Common Shares; acquisitions, partnerships and joint ventures; disputes as to the validity of mining or exploration titles or claims or rights, which constitute most of our property holdings; the Company’s limited business history and history of losses, which may continue in the future; general business, economic, competitive, political and social uncertainties; and public health crises such as the COVID-19 pandemic and other uninsurable risks. This is not an exhaustive list of the risks and other factors that may affect any of the Company’s forward-looking statements. Readers should refer to the risks discussed herein and in the Company’s Annual Information Form (the “Annual Information Form”) for the year ended December 31, 2020, subsequent disclosure filings with the Canadian Securities Administrators, the Company’s registration statement on Form 40-F for the year ended December 31, 2020, and subsequent disclosure filings with the United States Securities and Exchange Commission (the “SEC”), available on SEDAR at www.sedar.com and with the SEC at www.sec.gov, as applicable.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three and Nine Months Ended September 30, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. The Company cannot guarantee future results, levels of activity, performance or achievements and actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

In addition, forward-looking financial information with respect to potential outlook and future financial results contained in this MD&A are based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s reasonable assessment of the relevant information available as at the date of such forward-looking financial information. Readers are cautioned that any such forward-looking financial information should not be used for purposes other than for which it is disclosed.

Cautionary Note to United States Investors concerning Estimates of Measured, Indicated, and Inferred Resource Estimates:

This MD&A, uses the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, which are Canadian mining terms as defined in, and required to be disclosed in accordance with, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on mineral resources and mineral reserves (“CIM Definition Standards”), adopted by the CIM Council, as amended. However, these terms are not defined terms under SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended, and normally are not permitted to be used in reports and registration statements filed with the SEC. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards.

 United States investors are cautioned that there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. There is no assurance any mineral resources that the Company may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43- 101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM definitions. United States investors are cautioned that a preliminary economic assessment (“PEA”) cannot support an estimate of either “proven mineral reserves” or “probable mineral reserves” and that no feasibility studies have been completed on the Company’s mineral properties.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three and Nine Months Ended September 30, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Accordingly, information contained in this MD&A describing the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

See the heading “Resource Category (Classification) Definitions” in the Annual Information Form for a description of certain of the mining terms used in this MD&A.

1.2    Qualified persons and technical disclosures

Michael Henrichsen, P. Geo., Senior Vice President, Exploration, and David Rivard, Exploration Manager, of the Company are each a “qualified person” or “QP” under and for the purposes of NI 43-101 with respect to the technical disclosures in this MD&A. As noted within, the Peruvian exploration projects were distributed to shareholders on October 9, 2020, and as they are not part of the Company at the date of this report, are not included in this disclosure.

1.3    Impact of COVID-19

The situation in Canada regarding COVID-19 remains fluid and permitted activities continue to be subject to change. At the Company’s Eau Claire project in Québec, all on-site employees have participated in the vaccination program and have received both doses. In addition to the COVID-19 screening of all on-site employees implemented in 2020, the Company was approved by l'institut national de santé publique du Québec for on-site Rapid Testing for COVID-19 which was implemented in April 2021. Québec’s COVID-19 relief program ended on April 1, 2021, and all work and reporting requirements are now in force.

Operations in Nunavut for 2021 continue to be subject to COVID-19 protocols and travel restrictions. On April 16, 2021, the Government of Nunavut announced that all rotational workers traveling in and out of the Territory were eligible to receive the Moderna COVID-19 vaccine in one of the communities. Currently, all travellers require an exemption from the public health officer of Nunavut prior to travel into the Territory, either through evidence of double vaccination status or evidence of direct travel to remote regions with no interaction with Nunavut Hamlets or Nunavummiuts. At site, the Company implemented certain protocols to ensure safe operations in the Territory including increased cleaning and sanitation; rapid COVID-19 testing; and an isolation facility for symptomatic personnel. Additionally, all workers were required to provide the Company with a completed self-assessment form and evidence of a negative COVID test 48 hours prior to travel to site.

In April 2021, British Columbia implemented restrictions on non-essential travel between health regions. Currently, mining and exploration have been deemed essential and any work plans for the Homestake Ridge project in 2021 is subject to approval of a COVID-19 plan by the Chief Provincial Health Officer.

While the disruptions resulting from the pandemic may cause some delays in the Company’s planned goals for 2021, mainly related to an inability to conduct field programs due to movement and travel restrictions, management expects to execute much of its planned activity and allow work to be undertaken once it is safe for its employees and stakeholders to do so. As the situation surrounding COVID-19 continues to develop, the Company continues to monitor the situation closely and respond appropriately.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three and Nine Months Ended September 30, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 2: Business overview

Fury Gold is a Canadian-focused exploration company, with three principal projects: Eau Claire in Québec, Committee Bay in Nunavut, and Homestake Ridge in British Columbia. The Eau Claire project is viewed as the Company’s lead asset.

The Company was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The registered office is 595 Burrard Street, Suite 2600, Vancouver, British Columbia (“BC”), V7X 1L3, and the mailing address is 1630-1177 West Hastings Street, Vancouver, BC V6E 2K3.

Acquisition of Eastmain and transfer of Peruvian exploration properties

On October 9, 2020, the Company acquired Eastmain Resources Inc. (“Eastmain”), including Eastmain’s principal asset, the 100%-owned Eau Claire gold project located in Eeyou Istchee James Bay, Québec, by issuing 34,100,000 common shares of the Company to the Eastmain shareholders with a total fair value of $124,169 (the “Transaction”). Acquisition costs of $3,029 and the expense of $3,450 arising from 1,570,754 share options and 1,297,591 warrants issued to former Eastmain share option and warrant holders were included in the total purchase price. The key net assets acquired included marketable securities ($1,662) and mineral property interests in Québec ($125,606), offset by accounts payable and accrued liabilities ($1,203) and a provision for site reclamation and closure ($1,849).

Prior to October 9, 2020, the Company, formerly Auryn Resources Inc. (“Auryn”), also held secured rights to various mining concessions in southern Peru which included the Sombrero, Curibaya, and Huilacollo projects. These projects were transferred to two new companies, Tier One Silver Inc. and Sombrero Resources Inc. (collectively, the “Spincos”), as part of the arrangement agreement to acquire Eastmain. The transfer was presented as a discontinued operation and comparative figures for the three and nine months ended September 30, 2020 have been restated, where applicable.

Share Consolidation

On October 9, 2020, pursuant to the acquisition of Eastmain, the Company consolidated the 112,340,434 common shares outstanding as of that date to 75,900,000 common shares and the exercise price of share options issued prior to that date were adjusted downwards by $0.95 to reflect the fair value of the Peruvian projects allocated to the Spincos. As such, all share and per share data presented in the MD&A have been retroactively adjusted to reflect the share consolidation unless otherwise noted.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three and Nine Months Ended September 30, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 3: Q3 2021 highlights and subsequent events

3.1 Corporate highlights

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On October 13, 2021, the Company announced the closure of the second and final tranche of its non-brokered private placement announced on September 22, 2021 (the "Placement"). In aggregate, the Company issued a total of 7,461,450 Units and raised gross proceeds of CAD$5,596,088. Each Unit consists of one common share of Fury (a "Common Share") and one common share purchase warrant (each, a "Warrant") entitling the holder to purchase one Common Share ("Warrant Share") at a price of CAD$1.20 for a period of three years. The Common Shares are subject to a four-month holding period. The expiry date of the Warrants can be accelerated to 30 days with notice from the Company should the Common Shares trade after the expiry of the four-month hold period at a price equal to or greater than CAD$1.50 for 20 consecutive trading days.

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On September 13, 2021, the Company announced that it had entered into a Royalty Purchase Agreement (‘the Agreement") for the purchase of a 2% net smelter return royalty on certain claims at its Homestake Ridge project in British Columbia. The purchase price was $400,000, payable 25% in cash and 75% in common shares of the Company.

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On August 18, 2021, the Company appointed Tim Clark to the position of Chief Executive Officer and Director. Mr. Clark brings 23 years of global capital markets experience with numerous major US, European and Canadian banks. Over the years, he has developed strong working relationships with Tier 1 institutional investors throughout the United States and Canada, providing corporate strategy, and peer and financial analysis and insights on corporates within the materials, commodities and mining sectors. Mr. Clark holds a Bachelor of Economics from the University of Massachusetts (Amherst) and a Master of Business Administration in Finance and Accounting from Vanderbilt University.

3.2 Operational highlights

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On August 4, 2021, the Company announced results for eight core drill holes at the Eau Claire project including results from the Company's deposit drilling and initial results from the western extension targets. Three of the drill holes focused on the previously untested Hinge target at the western limit of the Eau Claire deposit. Significant intercepts included 1.0 metre (“m”) of 12.81 grams per tonne (“g/t”) gold and 8.0m of 1.18 g/t gold, demonstrating that the Hinge target has both high-grade veins and broader zones of mineralization. Additionally, the Company announced the results of two resource expansion drill holes on the western Limb target, drill results from both holes met the minimum mining width of 2m above the resource cut-off grade of 2.5 g/t gold; and two resource expansion holes targeting the high-grade eastern area of the deposit and outside of the current resource blocks, which have intersected 1.29m of 14.27 g/t gold from drill hole 21EC-030 and 1.33m of 9.37 g/t gold from drill hole 21EC-025.

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To date a total of 35,327 metres, or approximately 70% of the 50,000m total planned program, have been drilled at Eau Claire. Due to the temporary pause on drilling at Eau Claire in October 2021 while the Company awaits the pending drillhole assay results, which comprise 11,791m representing 15 drill holes completed at Eau Claire, the remainder of the program is planned to be completed in 2022. However, the timing is dependent upon positive drill results, market conditions, and the availability of funds. Subject to these conditions, the Company expects to incur approximately $8.2 million of expenditures during the remainder of 2021 through 2022 at Eau Claire.

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On July 14, 2021, the Company announced that it had commenced drilling at its Committee Bay project in the Kitikmeot region of Nunavut, Canada, with 2,587m of diamond drilling completed during a 6 week field program. The drill program was designed to test the potential below the current resource at the Three Bluffs deposit and to expand the defined high-grade mineralization at the Raven prospect, which has historical drill intercepts of 2.8m of 31.1 g/t gold and 5.49m of 12.6 g/t gold. The Company conducted surface exploration work at five targets located in the southern half of the belt to advance them to drill stage. Assay results are anticipated in the fourth quarter of 2021.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three and Nine Months Ended September 30, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 4: Corporate strategy

Fury Gold Mines is a Canadian-focused gold exploration company strategically positioned in three prolific mining regions: Eeyou Istchee James Bay, Quebec; the Kitikmeot Region Nunavut; and the Golden Triangle, British Columbia. The Company’s vision is to deliver shareholder value by growing the Company’s multi-million-ounce gold portfolio through additional significant gold discoveries in Canada.

The Company targets delivery of shareholder value through strategically reviewing capital across the portfolio in response to both external and internal factors, enabling the Company to maximize returns from its existing resources. The Company maintains the optionality to initiate drill programs at one or more of its properties and can defer or accelerate expenditures at each project dependent upon certain criteria in the Company’s capital resource allocation model. To support the Company’s focus on financial flexibility, the Company does not pay out dividends, does not have any long-term debt, and is not subject to any externally imposed capital requirements.

Section 5 summarizes the Company’s planned exploration programs at each of its key projects, subject to meeting certain conditions as outlined above.

Update to previously disclosed exploration plans and corporate reorganization

The Company previously outlined its exploration plans at each of the Company’s projects in its MD&A for the year ended December 31, 2020, the first quarter ended March 31, 2021 and the second quarter ended June 30, 2021, as well as in news releases, and the Company’s investor presentations posted and available on the Company’s website (collectively, the “Prior Disclosure”).

On September 7, 2021, the Company provided an exploration and corporate update which set out the Company’s realignment of strategic objectives, including:

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2021 and 2022 primary exploration activities focused on Fury's core assets Eau Claire and Committee Bay, while concurrently conducting a strategic review of non-core assets;

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Establishing a key performance metric of capital spend, targeting a minimum allocation of 70% of capital resources on exploration and drilling activities; and

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Reduction of corporate cash expenditures through certain strategic initiatives, including transitioning the Toronto office to a virtual work environment with a head office in Vancouver and leveraging several cost sharing benefits through a shared service function with Universal Mineral Services Ltd (Section 9).

The Company believes this strategic realignment provides a more clearly focused capital allocation. Following completion of the Placement in October 2021, the Company currently anticipates that its available financial resources will be used primarily to advance its Quebec exploration programs, comprising the 50,000 metre drill program at the Eau Claire project; a surface exploration program at the Éléonore South Joint Venture (“ESJV”) which commenced in the third quarter of 2021; and a regional exploration program, targeted to commence in the first half of 2022. Management notes that further financing will be required to complete the full 50,000m drill program at Eau Claire in 2022. While the Company has been successful in obtaining financing to date, and the Company plans to continue to secure the necessary financing through a combination of equity financing and/or disposition of mineral properties, there can be no assurances that Fury Gold will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable for the further exploration of the Company’s assets.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three and Nine Months Ended September 30, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Assay results are currently pending for fifteen drillholes at Eau Claire: one eastern extension, five western Limb, one western Hinge and eight from Snake Lake; results are pending for four of the five drill holes at Committee Bay. Throughout 2021, the Company has encountered significant delays in receipt of assay results from its Eau Claire and Committee Bay drill programs. These delays significantly worsened during the third quarter of 2021, with assay turn around times of up to ninety days encountered. As a result, the Company temporarily halted the 50,000m drill program at Eau Claire in October 2021. The Company will recommence the program following receipt of the outstanding assay results to allow the Company appropriate time to review and refine subsequent targeting at the Eau Claire project, as well as seek additional capital resources.

Indigenous and community relations

The pursuit of environmentally sound and socially responsible mineral development guides all of Fury Gold’s activities as the Company understands the broad societal benefits that responsible mining can bring, as well as the risks that must be managed through the implementation of sustainable development practices. The Company strives to maintain the highest standards of environmental protection and community engagement at all of its projects.

The Company considers sustainability to include the pursuit of four mutually reinforcing pillars: environmental and cultural heritage protection; social and community development; economic growth and opportunity; and cultural competency development for all employees. The Company assesses the environmental, social, and financial benefits and risks of all business decisions and believes this commitment to sustainability generates value and benefits for local communities and shareholders alike.

The Company’s approach to Indigenous and stakeholder engagement provides opportunities and benefits through:

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the provision of jobs and training programs

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contracting opportunities

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capacity funding for Indigenous engagement

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sponsorship of community events

The Company places a priority on creating mutually beneficial, long-term relationships with the communities in which it operates. Engagement goals include providing First Nations governments, communities, and residents with corporate and project-related information, including details of work programs, collaborative opportunities, and other activities being undertaken in the field.

During 2021, employees and the board of directors took part in a multi-module accredited in-house learning program to facilitate the building of Indigenous cultural competency. Additionally, during the three months ended September 30, 2021, the Company made three $5,000 donations to local communities in support of Nunavut Day.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three and Nine Months Ended September 30, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 5: Projects overview

5.1 Québec

Following completion of the Transaction, Fury Gold acquired Eastmain’s 100% interests in the Eau Claire and Eastmain Mine projects as well as interests in nine other properties covering approximately 109,000 hectares in total within the Eeyou Istchee James Bay region of Québec. The Company also acquired from Eastmain a 38.12% joint venture interest in the ESJV, of which Fury Gold is the operator. The Eastmain Mine project along with the Ruby Hill East and Ruby Hill West projects are under option to Benz Mining Corp. (“Benz Mining”) whereby Benz Mining can earn a 75% interest in those properties, subject to certain option payments and exploration expenditures being met, with a further option to increase Benz Mining’s holding to 100% in the Eastmain Mine property upon receipt of a final milestone payment. Benz Mining currently acts as operator and is current with regards to all option payment and expenditure obligations. Additionally, the Lac Lessard project is under option to EV Metals Holdings Pty Ltd.

5.1.1 Eau Claire

The Eau Claire project is located immediately north of the Eastmain reservoir, 10km northeast of Hydro Québec’s EM-1 hydroelectric power facility, 80km north of the town of Nemaska, approximately 320km northeast of the town of Matagami, and 800km north of Montreal. This property consists of map-designated claims totaling approximately 233 square kilometres. These claims are held 100% by Fury Gold and are currently in good standing. Permits are obtained on a campaign basis for all surface exploration, particularly trenching and drilling, undertaken on the property.

The Eau Claire project is underlain by typical Archean greenstone assemblages of the Eastmain Greenstone Belt, which are composed of volcanic rocks of basaltic to rhyolitic composition and related clastic and chemical sedimentary rocks. These rocks have been intruded by an assemblage of mafic to felsic sills, stocks, and dykes. Metamorphism ranges from upper greenschist to amphibolite facies in the greenstone assemblages, while higher-grade facies, up to granulite level, typically characterize the Opinaca sub-province. Archean-aged deformation affects all rocks on the property. Near the Eau Claire deposit, the volcano-sedimentary assemblage has been folded, forming a closed antiform plunging gently to the west. Regional rock foliation and lithology are generally east-west in strike with moderate to sub-vertical southerly dips in the vicinity of the Eau Claire gold deposit.

In November 2020, Fury Gold commenced an ongoing initial 50,000m drill program at the Eau Claire project. The drill program consists of i) an infill phase focused on upgrading and expanding the current resource and ii) an exploration phase designed to test targets along the 4.5km long deposit trend.

The drill program at the Eau Claire deposit targeted the southeast margin of the existing inferred mineral resource, which is currently defined by 200,000 ounces (“oz”) at 12.2 g/t gold (using a 3.5 g/t gold cut-off grade). This drill program is designed to add ounces between defined resource blocks as well as potentially upgrade the resource category from inferred to indicated. To date, Fury has drilled sixteen holes targeting the southeast margin of the Eau Claire Resource with nine drill holes intersecting resource grade and width or higher including: 23.27 g/t gold over 7.09m, 11.56 g/t gold over 6.04m, 59.3 g/t gold over 1m, 8.87 g/t gold over 3m, and 4.89 g/t gold over 2.94m.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three and Nine Months Ended September 30, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

The exploration drilling aims to significantly expand the Eau Claire deposit by testing a diverse set of targets: a 1km eastern down plunge extension, the Snake Lake mineralized structure and two targets to the west (‘Hinge’ and ‘Limb’, collectively “Eau Claire West”). All exploration targets within the Deposit Trend have the potential to significantly expand the Eau Claire mineralized footprint. The potential for high-grade gold mineralization to continue down plunge and along strike to the east is supported by gradient array IP chargeability data where the intersection of primary and secondary shear zones has been imaged approximately 600m to 800m to the east of the existing limits of drilling at the Eau Claire deposit. Drilling along this newly imaged structural pattern has successfully intersected high-grade gold mineralization over 660m to the east of the Eau Claire deposit including: 15.3 g/t Au over 1m, and 8.83 g/t Au over 1.5m. Drilling at the Snake Lake target has confirmed the historical mineralization remains open with intersections of 6.43 g/t Au over 1.5m and 94.1 g/t Au over 0.5m expanding the mineralized footprint by over 800m down dip. Drilling at the western Hinge target intersected high grade mineralization, 12.81 g/t Au over 1m, as well gold mineralization over significant width, 1.18 g/t Au over 8m confirming that the deposit remains open to the west.

The exploration drilling has focused on four key target areas:

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Target A is situated 100m to 300m down plunge from the limit of the current resource. The planned drill array represents a 200m to 500m down dip extension from the target area where historical drilling above the target area hosts intercepts of 1.0m of 12.6 g/t gold, 2.5m of 4.4 g/t gold, and 2.0m of 4.8 g/t gold. Collectively, these historical results are associated with both quartz tourmaline veins and secondary shear zone alteration and are interpreted to be vertically situated above the projected down plunge extension of the deposit but demonstrate the continuity of the mineralized system to the east of the current resource. Initial results returned from Target A, located 200m to 350m down plunge east of the deposit include 4.05 g/t gold over 0.5m, 2.41 g/t gold over 3.5m and 2.96 g/t gold over 1.5m. The drilling intersected zones of stacked quartz-tourmaline veins and associated quartz feldspar porphyry dykes along the Eau Claire deposit structure.

■
Target B is situated 500m to 700m down plunge from the limit of the current resource. The planned drill array represents a 400m to 700m down dip extension from historical drilling above the target area where there is a 20m-wide zone of alteration that is similar to that observed with secondary shear zones at the Eau Claire deposit. Importantly, gradient array IP chargeability data images the intersection of the primary shear zone and secondary shear zones that are associated with the extension of the Eau Claire deposit structure and the mineralized Snake Lake structure, respectively. Similar structural intersections at the Eau Claire deposit are associated with high-grade gold mineralization. Fury Gold completed four drill holes into Target B for a total of 4,434m. Results from these first holes include 1.0m of 15.30 g/t gold from 21EC-007, 1.5m of 8.83 g/t gold from 21EC-010, and 3.0m of 2.59 g/t gold from 20EC-006. The reported intercepts extend the Eau Claire deposit foot print by over 660m to the east. The Company is evaluating these initial results and planning additional drilling in the area.

■
Snake Lake structure is located 1.2km to the east of the Eau Claire deposit and has seen limited drilling. The Company drilled an initial three-hole test along the Snake Lake Structure successfully extending the known mineralization by 840m down dip and identifying a new zone of gold mineralization. A deep intersection in 21EC-010, 1.5m of 6.43 g/t gold, is located in the same structural and stratigraphic position as the Snake Lake mineralization. The intercept in 21EC-010 (Target B) is approximately 1,100m down plunge of the nearest Snake Lake drilling and has significantly opened up the exploration potential along this structural corridor. Results from these first holes include 0.5m of 94.10 g/t gold from 21EC-018, 0.5m of 19.60 g/t gold from 21SL-001, 5.0m of 2.85 g/t Au from 21SL-001 and 2.0m of 7.51 g/t Au from 21SL-001.

■
Eau Claire West hosts two targets identified at the western limit of the Eau Claire resource using structural and lithogeochemical modeling. Through the analysis of phosphorous/titanium ratios within drill core and surface samples along the Eau Claire deposit trend, the Company has been able to define two mappable basaltic units that collectively define two distinct stratigraphic positions associated within the 850 and 450 zones, which was previously unrecognized. Fury Gold's technical team has determined that the mineralized horizon of the 450 zone, which represents approximately 85% of the resource at Eau Claire, remains untested below the 850 Zone and provides an excellent opportunity to expand the deposit footprint on the western margin of the deposit. Three drill holes were completed which tested a portion of the Hinge target beneath the 850 zone. Results from these first holes include 1.5m of 8.50 g/t gold and 1.0m of 12.81 g/t gold from 21EC-032 and 8.0m of 1.18 g/t Au from 21EC-031. These initial results from the Hinge target are extremely encouraging and the Company is planning additional drilling. Two resource expansion holes were drilled to confirm the geometry of the Limb target. These holes intersected up to eight stacked zones of gold mineralization associated with quartz tourmaline veining and quartz porphyry dykes in 21EC-026. The second drill hole, 21EC-028, intersected four zones of gold mineralization. Results from these holes include 4.96m of 2.71 g/t Au, 1.49m of 7.3 g/t Au, 3.49m of 3.21 g/t Au and 1.0m of 9.6 g/t Au from 21EC-026 and 4.97m of 2.60 g/t Au and 1.49m of 7.77 g/t Au from 21EC-028. Assay results from four Limb exploration holes are pending.

Assay results are currently pending for fifteen drillholes: one eastern extension, five western Limb, one western Hinge and eight from Snake Lake. Results from these drill holes are anticipated in the fourth quarter of 2021. During the third quarter of 2021, the Company completed biogeochemical surveys on three grids targeting six defined targets. The results from the biogeochemical sampling program are anticipated in early 2022.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three and Nine Months Ended September 30, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

To date a total of 35,327 metres, or approximately 70% of the total program, have been drilled at Eau Claire. Due to the temporary pause on drilling at Eau Claire while the Company awaits the pending drillhole assay results, which comprise 11,791m of total drill holes completed at Eau Claire, the remainder of the program is planned to be completed in 2022, however the timing is dependent upon positive drill results, market conditions, and the availability of funds. Subject to these conditions, the Company expects to incur approximately $8.2 million of expenditures during the remainder of 2021 through 2022 at Eau Claire.

Activity	Funding of Estimated Expenditures
	With existing capital resources	Assuming sufficient additional capital is raised
Drilling	$900	$4,050
Geophysical data acquisition	-	150
Ground-based field work	200	1,100
Engineering studies	-	350
Environmental studies	-	100
Camp and on-site personnel costs	500	750
Desktop processing, studies and integration of data	100	-
Total (existing and additional capital of $8,200)	$1,700	$6,500

There can be no assurances that Fury Gold will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable for the further exploration of the Eau Claire project.

The Company expects to incur approximately $314 in mineral claims expenditures in order to keep the property in good standing, payable every two years. During the nine months ended September 30, 2021, the Company made a cash payment in respect of certain mineral claims in Québec of $266, with $186 recognized as a prepaid expense as at September 30, 2021 (December 31, 2020 – $65).

Eau Claire resource estimate and PEA technical report

The Eau Claire resource estimation and PEA were completed by P&E Mining Consultants Inc. (see the Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Québec, Canada, filed on SEDAR on July 3, 2018).

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three and Nine Months Ended September 30, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

5.1.2 ESJV

Fury Gold owns a 38.12% interest in the ESJV project and is the operator of the joint venture. Currently, the ESJV is held by Fury Gold, Azimut Exploration Inc. (23.77%), and Goldcorp Canada Ltd., a wholly owned subsidiary of Newmont Corporation (38.11%).

The Éléonore South property is strategically located in an area of prolific gold mineralization within the Eeyou Istchee James Bay gold camp and is locally defined by Newmont’s Éléonore mine and Sirios Resources’ Cheechoo deposit. The property has been explored over the last 12 years by the joint venture with the majority of the exploration focused on the extension of the Cheechoo deposit through approximately 27,000m of drilling in 172 drill holes, covering only a small proportion of the property at the Moni and JT zones. Notable drill intercepts include 6.0m of 49.50 g/t gold, which included 1.0m of 294 g/t gold.

In December 2020, Fury Gold announced the identification of large-scale gold in till anomalies on the Éléonore South property through a review of historic datasets. These targets were not previously drill tested. In September 2021 the ESJV initiated a field program designed to define drill targets at this till anomaly as well as the complete regional sampling in the southern portion of the project where no historical systematic sampling has been completed. During the three and nine months ended September 30 2021, the Company incurred ESJV approved exploration and evaluation costs of $340 and $378, respectively (on a 100% basis) at the ESJV. Results from this ongoing program are anticipated in late Q4 2021 and/or early Q1 2022.

5.2 Nunavut

5.2.1 Committee Bay

The Committee Bay project comprises approximately 280,000 hectares situated along the Committee Bay Greenstone Belt located 180 km northeast of the Meadowbank mine operated by Agnico Eagle Mines Limited.

The Committee Bay belt comprises one of a number of Archean-aged greenstone belts occurring within the larger Western Churchill province of northeastern Canada. The character and history of rock packages, and the timing and nature of mineralization occurring within the belt, are considered to be equivalent to that of other significant gold bearing Archean greenstones within the Western Churchill province, which hosts gold deposits such as Meadowbank, Meliadine, and Amaruq.

The Committee Bay project is held 100% by the Company, subject to a 1% Net Smelter Return (“NSR”), and an additional 1.5% NSR payable on only 7,596 hectares which may be purchased within two years of the commencement of commercial production for $2,000 for each one-third (0.5%) of the NSR.

The Company completed 2,587m of diamond drilling during a six-week field program in the third quarter of 2021. The drilling was focused on expanding the defined high-grade mineralization at the Raven prospect and testing the potential mineralization below the current resource at the Three Bluffs deposit. Assay results are anticipated in the fourth quarter of 2021.

Raven Prospect Overview: The Raven prospect is located in the southwest third of the Committee Bay Gold Belt, approximately 50 km west of the Three Bluffs deposit. The prospect is situated along an 8km long shear zone where defined gold mineralization is strongly associated with arsenopyrite within sheared and altered gabbros as well as within quartz veins marking the contact between the gabbro and metasediments over a known strike length of approximately 1.2km. There have been 207 rock samples historically taken over the defined area of mineralization, with 30 samples returning values greater than 5 g/t gold with a peak value of 143 g/t gold. Importantly, only 1.2km of the 8km shear zone has been systematically explored to date.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three and Nine Months Ended September 30, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

The prospect has a total of nine historical drill holes totaling 1,670m with intercepts including 5.49m of 12.6 g/t gold, 2.84m of 31.1 g/t gold, and 5.38m of 2.99 g/t gold over a drilled strike length of 400m. Historical drilling at the prospect has defined a high-grade body of mineralization approximately 250m in length, with a 30-degree plunge to the east that is open along strike and down dip. Assay results from four completed drill holes at the Raven prospect are expected in Q4 2021. Additional till sampling was completed at the Raven prospect to explore the entire length of the 8km shear zone to define new targets. Results of the till sampling are expected in Q4 2021.

Three Bluffs Deposit Expansion Drilling: The Three Bluffs deposit contains a high-grade resource defined by 525,000oz at 7.85 g/t gold in the indicated category and 720,000oz at 7.64 g/t gold in the inferred category. The deposit is characterized by gold mineralization hosted within a folded, silicified, and sulphidized banded iron formation. The anticline that defines the deposit has a strike length of approximately 4km and has been drilled from 150m to 650m vertical depth and is open down dip. High-grade mineralization at the deposit is associated with high conductivity responses due to the intense sulphidation of the banded iron formation as evidenced in the hinge zone of the anticline.

Fury Gold's primary target for 2021 at the Three Bluffs deposit is a conductive body that measures 600m by 200m at a vertical depth of between 300m and 500m. The target is down dip from high grade mineralization within the limbs of the anticline and is offsetting the following intersections: 5m of 40.6 g/t gold, 5.3m of 29.03 g/t gold, 11m of 16.23 g/t gold, 5m of 15.2 g/t gold, 2m of 21.81 g/t gold, and 2m of 19.38 g/t gold. The Company completed a single drill hole that intersected the conductivity body; assay results are anticipated in the fourth quarter of 2021.

Ground-based exploration at the Committee Bay project was designed to follow up on conceptual targets identified through desktop studies. This work included mapping, prospecting, and sampling in order to advance these targets from conceptual to drill ready. Results from the field exploration program are anticipated in the fourth quarter of 2021.

Committee Bay resource estimate and technical report

Three Bluffs resource estimations were completed by Roscoe Postle Associates Inc. (“RPA”) (see the Technical Report on the Three Bluffs Project, Nunavut Territory, Canada, filed on SEDAR on May 31, 2017, as amended October 23, 2017).

5.2.2 Gibson MacQuoid

The Gibson MacQuoid project is an early-stage gold exploration project situated between the Meliadine deposit and Meadowbank mine in Nunavut, Canada. The 66 mineral claims that make up the project encompass approximately 120 km of strike length of the prospective greenstone belt and total 51,622 hectares collectively.

The Gibson MacQuoid Greenstone belt is one of a number of Archean-aged greenstone belts located in the Western Churchill province of northeastern Canada. These gold bearing Archean greenstone belts host deposits such as the Three Bluffs, Meadowbank, Amaruq, and Meliadine deposits. In particular, the highly magnetic signature of the Gibson MacQuoid Belt is consistent with the other productive greenstone belts in the eastern Arctic that host large-scale gold deposits.

In 2021, the Company was successful in extending all reporting and expenditure requirements at Gibson MacQuoid for one year under the Nunavut Mining Recorder’s Office’s COVID-19 relief program.

Planning is underway for 2022 exploration work at Gibson MacQuoid, which will not be pursued unless the Company raises additional funds.

5.3 British Columbia

5.3.1 Homestake Ridge

The Homestake Ridge project is located in the prolific Iskut-Stewart-Kisault gold belt in northwestern British Columbia, Canada, and covers approximately 7,500 hectares. The project is host to a high-grade gold, silver, copper, and lead resource which remains open at depth and along strike. The Homestake Ridge project is held 100% by the Company subject to a 2% NSR applicable to the Crown grants. On September 13th, 2021 the Company announced the purchase of a separate corporate 2% NSR on 14 mineral claims for $400 in cash and common shares.

As a result of the Company’s on-going review of capital resource allocation, the Company has elected to review various strategic alternatives for the Homestake Ridge, as such the Company has deferred the 2021 exploration program. The Company’s commitment for project expenditures at the Homestake Ridge project comprise an annual $50 royalty payment in perpetuity.

2020 mineral resource estimate and PEA

On April 15, 2020, the Company announced the results of its initial PEA prepared in accordance with NI 43-101 by MineFill Services Inc. of Seattle, Washington, with other contributors including RPA, now part of SLR Consulting Ltd. (QP for updated mineral resource estimate) and One-Eighty Consulting Group (for environmental, permitting, and social). The Company filed the related PEA on SEDAR at www.sedar.com in July 2020.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three and Nine Months Ended September 30, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 6: Review of quarterly financial information

Three months ended:	Interest income	Loss from continuing operations	Loss from discontinued operations	Comprehensive loss	Loss per share ($/share)
September 30, 2021	$4	$7,507	$-	$7,507	$0.06
June 30, 2021	9	4,060	-	4,060	0.03
March 31, 2021	20	4,925	-	4,925	0.04
December 31, 2020	26	5,306	-	5,468	0.05
September 30, 2020	14	1,818	1,644	3,481	0.05
June 30, 2020	19	1,771	963	2,915	0.04
March 31, 2020	32	1,832	883	2,330	0.04
December 31, 2019	9	1,921	1,123	3,126	0.04

6.1 Three months ended September 30, 2021 compared to three months ended September 30, 2020

During the three months ended September 30, 2021, the Company reported a comprehensive loss of $7,507 and loss per share of $0.06 compared to a comprehensive loss of $3,517 and loss per share of $0.05 for the three months ended September 30, 2020. The significant drivers of changes in comprehensive loss were as follows:

Operating expenses:

■
Exploration and evaluation costs increased to $6,717 for the three months ended September 30, 2021 compared to $352 for the three months ended September 30, 2020 primarily reflecting the drill programs at Eau Claire and Committee Bay which commenced in November 2020 and July 2021, respectively. The reduced exploration activity in the third quarter of 2020 reflects the impact of COVID-19, which resulted in travel restrictions during that period;

■
Fees, salaries, and other employment benefits increased to $808 for the three months ended September 30, 2021 compared to $615 for the three months ended September 30, 2020 primarily due to severance costs recognized in the third quarter of 2021;

■
Insurance costs increased to $179 for the three months ended September 30, 2021 compared to $103 for the three months ended September 30, 2020, primarily due to increased director and officer premiums, consistent with increases seen across the sector for dual-listed exploration stage companies;

■
Legal and professional fees increased to $462 for the three months ended September 30, 2021 compared to $100 for the three months ended September 30, 2020, primarily due to legal and professional fees incurred in respect of the financing which commenced during the third quarter of 2021; and

■
Regulatory and compliance costs decreased to $84 for the three months ended September 30, 2021 compared to $168 for the three months ended September 30, 2020 primarily due to costs incurred in the prior year associated with the Transaction which completed on October 9, 2020.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three and Nine Months Ended September 30, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Other income and expenses:

■
Unrealized net loss on marketable securities of $169 for the three months ended September 30, 2021 as compared to $27 for the three months ended September 30, 2020 due to a decline in the market value of the Company’s equity investments;

■
Realized net loss on marketable securities of $290 for the three months ended September 30, 2021 as compared to $nil for the three months ended September 30, 2020, reflecting the disposition of 1,481,177 common shares of Benz Mining for total cash proceeds of $938; and

■
Amortization of flow-through share premium of $1,558 for the three months ended September 30, 2021 as compared to $nil for the three months ended September 30, 2020, reflecting the exploration activity at Eau Claire in the third quarter of 2021.

Loss from discontinued operations:

■
Loss from discontinued operations was $nil for the three months ended September 30, 2021 as compared to $1,644 for the three months ended September 30, 2020 due to the transfer of the Peruvian operations to the Spincos in October 2020.

6.2 Nine months ended September 30, 2021 compared to nine months ended September 30, 2020

During the nine months ended September 30, 2021, the Company reported a comprehensive loss of $16,492 and loss per share of $0.14, compared to a comprehensive loss of $8,726 and loss per share of $0.13 for the nine months ended September 30, 2020. The significant drivers of changes in comprehensive loss were as follows:

Operating expenses:

■
Exploration and evaluation costs increased to $13,947 for the nine months ended September 30, 2021 compared to $1,097 for the nine months ended September 30, 2020, primarily reflecting the drill programs at Eau Claire and Committee Bay which commenced in November 2020 and July 2021, respectively. The reduced exploration activity in the prior year reflects the impact of weather constraints at the Committee Bay and Homestake Ridge projects as well as the impact of COVID-19, which resulted in travel restrictions in March 2020;

■
Fees, salaries and other employment benefits increased to $3,000 for the nine months ended September 30, 2021 compared to $1,767 for the nine months ended September 30, 2020 primarily due to share-based compensation expense of $1,262 for the nine months ended September 30, 2021 compared to $397 for the nine months ended September 30, 2020, arising from new grants of share options in the fourth quarter of 2020 and third quarter of 2021. Additionally, severance costs of $374 resulted in an increase to employee costs for the nine months ended September 30, 2021;

■
Legal and professional fees increased to $1,832 for the nine months ended September 30, 2021 compared to $224 for the nine months ended September 30, 2020, primarily due to legal and professional fees incurred in respect of various regulatory filings including the Prospectus, translations, and Placement which commenced during the third quarter of 2021; and

■
Office and administrative costs increased to $511 for the nine months ended September 30, 2021 compared to $326 for the nine months ended September 30, 2020 due to office relocation costs, and IT support and maintenance costs.

Other income and expenses:

■
Unrealized net loss of $911 on the Company’s marketable securities for the nine months ended September 30, 2021 as compared to an unrealized net gain of $39 for the nine months ended September 30, 2020, reflecting a decline in the fair value of the Company’s marketable securities;

■
Realized net loss on marketable securities of $290 for the three months ended September 30, 2021 as compared to $nil for the three months ended September 30, 2020, reflecting the disposition of 1,481,177 common shares of Benz Mining for total cash proceeds of $938; and

■
Amortization of flow-through share premium of $4,113 for the nine months ended September 30, 2021 as compared to $7 for the nine months ended September 30, 2020, reflecting the exploration activity at Eau Claire during the nine months ending September 30, 2021.

Loss from discontinued operations:

■
Loss from discontinued operations was $nil for the nine months ended September 30, 2021 as compared to $3,490 for the nine months ended September 30, 2020 due to the transfer of the Peruvian operations to the Spincos in October 2020.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three and Nine Months Ended September 30, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

6.3 Summary of project costs

During the nine months ended September 30, 2021, the Company’s mineral properties decreased to $160,649 compared to $160,772 as at December 31, 2020, primarily due to the decrease in the provision for site reclamation and closure at the Company’s Québec and Nunavut projects, caused primarily by an increase in the risk-free interest rate to 1.98% from 1.21% as at December 31, 2020; offset in part by the purchase of a 2% royalty on the Homestake Ridge project for total purchase price of $400.

	Québec	Nunavut	British Columbia	Total
Balance at December 31, 2020	$125,354	$19,358	$16,060	$160,772
Purchase of Homestake Ridge Royalty	-	-	400	400
Disposition	(50)	-	-	(50)
Change in estimate of provision for site reclamation and closure	(221)	(252)	-	(473)
Balance at September 30, 2021	$125,083	$19,106	$16,460	$160,649

During the three and nine months ended September 30, 2021, the Company’s exploration expenditures were:

	Quebec(a)	Nunavut	British Columbia	Total
Assaying	$886	$36	$3	$925
Exploration drilling (b)	1,080	569	125	1,774
Camp cost, equipment and field supplies	486	194	100	780
Geological consulting services	179	270	-	449
Geophysical analysis	16	-	-	16
Permitting, environmental and community costs	34	58	13	105
Expediting and mobilization	19	91	5	115
Salaries and wages	489	343	24	856
Fuel and consumables	149	51	-	200
Aircraft and travel	333	1,071	-	1,404
Share-based compensation	58	26	9	93
Total for the three months ended September 30, 2021	$3,729	$2,709	$279	$6,717

	Québec (a)	Nunavut	British Columbia	Total
Assaying	$1,983	$76	$19	$2,078
Exploration drilling	3,444	599	125	4,168
Camp cost, equipment and field supplies	1,243	316	108	1,667
Geological consulting services	438	304	3	745
Geophysical analysis	165	-	-	165
Permitting, environmental and community costs	156	139	41	336
Expediting and mobilization	70	132	5	207
Salaries and wages	1,591	423	57	2,071
Fuel and consumables	459	86	-	545
Aircraft and travel	449	1,073	1	1,523
Share-based compensation	332	82	28	442
Total for the nine months ended September 30, 2021	$10,330	$3,230	$387	$13,947

(a)
During the three and nine months ended September 30, 2021, the Company incurred exploration and evaluation costs of $340 and $378, respectively (on a 100% basis) at the Éléonore South Joint Venture. 50% of the costs were applied to the advances received for exploration from the joint venture partner Goldcorp Canada. The net 50% of costs borne by the Company are included as exploration and evaluation expenditures for the three and nine months ended September 30, 2021.

(b)
Exploration drilling expense incurred at the Homestake Ridge project in the three months ended September 30, 2021, comprised the expensing of a drilling contract deposit of $125.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three and Nine Months Ended September 30, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 7: Financial position, liquidity, and capital resources

	At September 30 2021	At December 31 2020
Cash	$2,596	$15,361
Restricted cash	165	165
Other assets	3,807	5,752
Mineral property interests	160,649	160,772
Current liabilities	11,036	11,295
Non-current liabilities	4,252	4,483

 7.1 Financial position and liquidity

As at September 30, 2021, the Company had unrestricted cash of $2,596, including $1,920 of deferred share issuance proceeds (December 31, 2020 – unrestricted cash of $15,361), working capital deficit of $6,266 (December 31, 2020 – working capital of $8,353), which the Company defines as current assets less current liabilities, and an accumulated deficit of $156,451 (December 31, 2020 – $139,959). The Company notes that the flow-through share premium liability which represents $3,531 (December 31, 2020 – $7,644) of current liabilities and included in working capital is not settled through cash payment. Instead, this balance is amortized against qualifying flow-through expenditures which are required to be incurred before December 31, 2022. Working capital deficit excluding the flow-through premium liability was $2,735(December 31, 2020 – working capital of $15,997).

During the three and nine months ended September 30, 2021, Fury Gold incurred a loss of $7,507 and $16,492 (three and nine months ended September 30, 2020 – $3,462 and $8,911), respectively, and expects to continue to incur operating losses in relation to exploration activities. With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration of its mineral properties.

	Three months ended September 30		Nine months ended September 30
Cash flows from continuing operations:	2021	2020	2021	2020
Cash (used in) operating activities	$(5,547)	$(3,711)	$(14,307)	$(6,419)
Cash provided by (used in) investing activities	814	18	(448)	65
Cash provided by financing activities	1,877	2,841	1,940	17,813

Operating activities:

■
During the three months ended September 30, 2021, the Company used cash of $5,547 in operating activities from continuing operations compared to $3,711 during the three months ended September 30, 2020. The cash outflow for the current quarter was higher primarily due to exploration activities at Eau Claire and Committee Bay, partially offset by an increase in accounts payable and accrued liabilities at September 30, 2021.

■
During the nine months ended September 30, 2021, the Company used cash of $14,307 in operating activities from continuing operations compared to $6,419 during the nine months ended September 30, 2020. The cash outflow for the nine months of 2021 was higher primarily due to exploration activities at Eau Claire and Committee Bay and, increased employee-related and administrative costs associated with the formation of Fury Gold primarily during the first quarter of 2021. Additionally, legal and professional fees incurred increased in respect of various regulatory filings, including the Prospectus and non-brokered private placement financing during the third quarter of 2021.

Investing activities:

■
During the three months ended September 30, 2021, the Company provided cash by investing activities from continuing operations of $814 as compared to cash provided by investing activities from continuing operations of $18 during the three months ended September 30, 2020. This increase in net cash inflow was primarily due to disposition of marketable securities in the current quarter as compared to the third quarter of 2020, where the net cash inflow resulted from higher interest income earned on the Company’s cash balances.

■
During the nine months ended September 30, 2021, the Company used cash in investing activities from continuing operations of $448 as compared to cash provided by investing activities from continuing operations of $65 in the nine months ended September 30, 2020. This increased cash outflow was primarily due to settlement of $1,209 of transaction costs in the first three months of 2021 associated with the purchase of Eastmain in 2020 offset by proceeds from disposition of marketable securities in the third quarter of 2021.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three and Nine Months Ended September 30, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Financing activities:

■
For the three months ended September 30, 2021, cash provided by financing activities of $1,877 consists of $1,920 proceeds from funds received in advance of common share issuance, partially offset by rental payments arising from the Toronto office lease of $43. This compares to cash provided by financing activities of $2,841 for the three months ended September 30, 2020 which primarily comprised of $2,956 proceeds from share option and warrant exercises, partially offset by $51 used for the issuance of shares and $64 interest payment.

■
For the nine months ended September 30, 2021, cash provided by financing activities of $1,940 consists of $152 proceeds from share option and warrant exercises and $1,920 funds received in advance of common share issuance partially offset by rental payments arising from the Toronto office lease of $132. This compares to cash provided by financing activities of $17,813 for the nine months ended September 30, 2020, which primarily comprised of $14,753 from the issuance of shares and $3,129 in proceeds from share option and warrant exercises.

7.2 Capital resources

The Company proactively manages its capital resources and makes adjustments in light of changes in the economic environment and the risk characteristics of the Company’s assets. To effectively manage its capital requirements, the Company has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current project plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, including contractual commitments, taking into account its anticipated cash outflows from exploration activities and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at the date of this MD&A, the Company expects its existing capital resources to support certain planned activities for the next 6 months at the Eau Claire project, which are set out herein, and short term contractual commitments. The Company’s ability to undertake further project expansionary plans as outlined herein at each of the Company’s projects is dependent upon the Company’s ability to obtain adequate financing in the future. While the Company has been successful at raising capital in the past, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

On October 13, 2021, the Company completed a previously announced non-brokered private placement for total gross proceeds of CAD$5,596 by issuing 7,461,450 units at a price of $0.75 per unit. Each unit consists of one common share of Fury Gold and one warrant entitling the holder to purchase one warrant share at a price of CAD$1.20 for a period of three years. The expiry date of the warrants can be accelerated to 30 days with notice from the Company should the common shares trade after the expiry of the four-month hold period at a price equal to or greater than CAD$1.50 for 20 consecutive trading days.

The non-brokered private placement was completed in two tranches, with 5,085,670 units issued on October 6, 2021 for gross proceeds of CAD$3,814 and 2,375,780 units issued on October 13, 2021 for gross proceeds of CAD$1,782.

Certain of the proceeds were received in advance of the closing date, therefore $1,920 was recognized as deferred share issuance proceeds and within unrestricted cash as at September 30, 2021.

The proceeds are intended to fund the Quebec exploration program and general working capital.

On May 10, 2021, the Company filed the final Prospectus which will permit the Company to offer up to $200 million of the Securities during the 25-month period that the Prospectus is effective. The Prospectus is expected to provide the Company with additional financial flexibility to raise capital, subject to favourable financing conditions.

7.2.1 Contractual commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company's financial liabilities and commitments as at September 30, 2021, shown in contractual undiscounted cashflows:

	Within 1 year	2 to 3 years	Over 3 years	At September 30 2021	At December 31 2020
Accounts payable and accrued liabilities	$5,359	$-	$-	$5,359	$3,280
Québec flow-through expenditure requirements	8,239	-	-	8,239	18,079
Undiscounted lease payments	182	374	111	667	762
Other	315			315
Total	$14,095	$374	$111	$14,580	$22,121

Certain of the mining properties in which the Company has interests are subject to royalty arrangements. The Company has an obligation to pay in perpetuity an annual royalty payment of $50 pursuant to certain royalty arrangements on the Homestake Ridge project.

Additionally, to maintain the Company’s properties in good standing order, the Company is required to make certain mineral claims payments on an annual or bi-annual basis. In 2021, those mineral claims payments are estimated to be $470. Cash payments of $nil and $266 were made during the three and nine months ended September 30, 2021, respectively, for these mineral claims, with $186 recognized in prepaid expenses as at September 30, 2021 (December 31, 2020 – $65).

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three and Nine Months Ended September 30, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Exploration program expenditures

The Company has adopted a portfolio capital resource allocation model, which is subject to Board approval, whereby it allocates its existing capital resources based upon both internal factors such as drill results, estimated expenditures to meet certain milestones, and the seasonality of exploration at certain of its projects, as well as external market conditions including the economic environment and availability of financing. By deploying such a multi-asset capital resource model, the Company can elect to advance exploration programs at one or all of its projects, dependent on those conditions identified above.

Currently, the Company expects that its existing working capital resources will be deployed as follows over the next 12 months:

Estimated Expenditures
Eau Claire exploration program	$1,700
Committee Bay mineral claims	150
Homestake Ridge annual royalty	50
Total funded expenditures	$1,900

Subject to raising further financing the Company expects to spend additional exploration program expenditures estimated as follows:

Estimated Expenditures
Eau Claire project	$6,500

There can be no assurances that Fury Gold will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable for the further exploration of the Company’s exploration projects. Further, the Company may elect to not proceed with one or more of the above exploration programs.

7.2.3 Exercise of share options and warrants

	Share Options outstanding			Share Options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
$0.56 – $1.95	2,950,030	1.29	3.79	1,645,573	1.51	2.96
$2.05 – $4.37	4,355,074	2.31	3.56	3,269,450	2.39	3.40
$7.54 – $9.00	131,268	7.88	0.67	131,268	7.88	0.67
	7,436,372	2.00	3.60	5,046,291	2.25	3.18

   (1)
The exercise price of issued share options prior to October 9, 2020 were adjusted downwards by $0.95, pursuant to the Transaction, reflecting the fair value of the Peruvian projects allocated to the Spincos. The above weighted average exercise prices were retrospectively adjusted to reflect this change.

Expiry date	Warrants outstanding	Exercise price ($/share)
October 24, 2021	334,993	1.37
March 6, 2022	189,613	1.11
March 9, 2022	222,577	1.11
September 12, 2022	337,813	2.96
Total	1,084,996	1.77

The Company does not utilize off-balance sheet arrangements. Earn-in arrangements are not viewed as off-balance sheet arrangements, and there are no other commitments held by the Company at the balance sheet date.

As at November 12, 2021, there were 7,436,372 and 8,211,453 of share options and warrants outstanding, respectively, with a weighted average exercise price of $1.99 and $1.27 respectively.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three and Nine Months Ended September 30, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

7.2.4 2020 Financings and use of proceeds

September 2020 offering

In September 2020, the Company issued 7,750,000 subscription receipts, which were exchanged for common shares of the Company pursuant to the arrangement to acquire Eastmain; the gross proceeds were held in escrow until the completion of the acquisition on October 9, 2020. Of the subscription receipts sold, 5,000,000 were flow-through receipts for gross proceeds of $17.5 million and were exchanged for Fury Gold common shares designated as flow-through shares, while 2,750,000 subscription receipts were sold as non-flow-through for gross proceeds of $5.5 million and exchanged for Fury Gold common shares.

	Number of common shares	Impact on share capital
Flow-through shares, issued at $3.50 per share	5,000,000	$17,500
Less: flow-through share premium liability	-	(7,500)
Common shares, issued at $2.00 per share	2,750,000	5,500
Cash share issue costs	-	(1,518)
Proceeds, net of share issue costs	7,750,000	$13,982

The proceeds of September 2020 flow-through financing funded the current exploration program at Eau Claire with the remaining non-flow-through financing used for corporate administrative activities.

The flow-through funding and expenditures from the Company’s activities for the nine months ended September 30, 2021 were as follows:

	Flow-through funding and expenditures				Flow-through
	Québec	Nunavut	British Columbia	Total	premium liability
Balance at December 31, 2019	$-	$24	$-	$24	$7
Flow-through liability assumed	2,391	-	-	2,391	590
Flow-through funds raised	17,500	-	-	17,500	7,500
Flow-through eligible expenditures	(1,812)	(24)	-	(1,836)	(453)
Balance at December 31, 2020	$18,079	$-	$-	$18,079	$7,644
Flow-through eligible expenditures	(9,934)	-	-	(9,934)	(4,153)
Balance of flow-through expenditure commitments at September 30, 2021	$8,145	$-	$-	$8,145	$3,491

Of the $9,934 (December 31, 2020 – $1,812) flow-through eligible expenditures incurred at the Company’s Québec properties for the nine months ended September 30, 2021, $579 (December 31, 2020 – $1,812) was applied against the flow-through expenditure requirement acquired from Eastmain as part of the Transaction, extinguishing the assumed obligation. The flow-through expenditure commitment arising from the September 2020 Offering outstanding as at September 30, 2021 was $8,145 (December 31, 2020 – $17,500). The Company notes that further funding will be required to meet this obligation in full by the required date of December 2022.

February 2020 private placement

In February 2020, the Company closed a non-brokered equity private placement for gross proceeds of $15 million (the “2020 February Offering”) which was closed in two tranches and consisted of 6,333,984 common shares priced at $2.37 per share, and total insider participation of 183,686 shares for proceeds of $435. For the three and nine months ended September 30, 2020, share issue costs related to the February 2020 Offering totalled $10 and $239, respectively, including $59 paid in commissions and $180 in other issuance costs. A reconciliation of the impact of the February 2020 Offering on share capital was as follows:

	Number of common shares	Impact on share capital
Common shares, issued at $2.37 per share	6,333,984	$15,000
Cash share issue costs	-	(239)
Proceeds, net of share issue costs	6,333,984	$14,761

The 2020 February Offering was undertaken to allow the Company to meet its short-term liquidity needs, provide working capital to continue with exploration plans, and to repay the Bridge Loan in full, if required during 2020. As noted below, the Bridge Loan was converted into shares; therefore, cash settlement through use of the financing proceeds was not required.

Bridge loan, amendment and conversion

Concurrent with the closing of the first tranche of the February 2020 Offering, on February 5, 2020, the Company entered into the Bridge Loan Amendment which provided mutual conversion rights to the lender and the Company, and also reduced the annual interest rate from 10% to 5% from the date of amendment. Under the terms of the Bridge Loan Amendment, the lender had the right to convert the $3 million of principal that had been advanced and $123 of interest that had accrued to date (the “Amended Bridge Loan”) into common shares at the price of $2.37 ($1.60 pre-consolidation). On July 7, 2020, the lender converted the Bridge Loan to equity, the arrangement was extinguished, and the related security was discharged.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three and Nine Months Ended September 30, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

7.3 Capital structure

Authorized: Unlimited common shares without par value. Unlimited preferred shares – nil issued and outstanding.

Number of common shares issued and outstanding as at September 30, 2021: 118,259,500

Number of common shares issued and outstanding as at November 12, 2021: 125,720,950

Section 8: Financial risk summary

As at September 30, 2021, the Company’s financial instruments consist of cash, marketable securities, accounts receivable, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments, other than the marketable securities, approximate their carrying values due to their short term to maturity. Certain of the Company’s marketable securities, representing investments held in publicly traded entities, were classified as level 1 of the fair value hierarchy and measured at fair value using their quoted market price at period end. The remaining amount of the Company’s marketable securities were warrants held in respect of shares of other publicly traded entities. They were classified as level 2 of the fair value hierarchy and measured using an option pricing model.

The Company’s financial instruments are exposed to certain financial risks, primarily liquidity risk and market risk. Details of the primary financial risks that the Company is exposed to are available in the notes to the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2021.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three and Nine Months Ended September 30, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 9: Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing, and have no specific terms of settlement, unless otherwise noted.

Related parties

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Universal Mineral Services Ltd.(1)
Exploration and evaluation costs:
Québec	$16	$-	$113	$-
Nunavut	13	69	32	186
British Columbia	1	34	17	98
Peru	-	54	-	146
Fees, salaries and other employee benefits	35	55	71	188
Legal and professional fees	11	1	14	12
Marketing and investor relations	7	31	15	92
Office and administration	69	116	167	303
Project investigation costs	-	135	-	170
Total	$152	$495	$429	$1,195

(1) Universal Mineral Services Ltd. (“UMS”) is a private company with one director in common, Mr. Ivan Bebek. UMS provides geological, financial, and transactional advisory services as well as administrative services to the Company on an ongoing, cost recovery basis. Having these services available through UMS, on an as needed basis, allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing due notice.

The outstanding balance owing at September 30, 2021, was $311 (December 31, 2020 – $109) which is included in accounts payable. In addition, the Company had $150 on deposit with UMS as at September 30, 2021 (December 31, 2020 – $150) and $73 in short-term prepayments (2020 - nil) representing certain geological software licenses purchased on behalf of the Company by UMS, and which are amortized over twelve months, both of which are included in prepaid expenses and deposits.

Key management personnel

Pursuant to the acquisition of Eastmain and the creation of Fury Gold in October 2020, key management personnel was redefined by the Company to include Fury Gold’s board of directors and certain executive officers of the Company, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”).

The remuneration of the Company’s directors and other key management personnel was as follows:

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Short-term benefits provided to executives(1)(2)	$215	$248	$764	$1,571
Directors’ fees paid to non-executive directors	51	196	157	269
Share-based payments(2)	(66)	64	988	444
Total(3)	$200	$508	$1,909	$2,284

(1) Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the condensed interim consolidated statement of financial position, and other annual employee benefits.

(2) As a result of the acquisition of Eastmain and the formation of a new board of directors and management team, certain former key management personnel of the Company were provided with transition contracts to support the formation of Fury Gold until April 2021. For the three and nine months ended September 30, 2021, $nil and $96 of short-term benefits (three and nine months ended September 30, 2020 – $nil), respectively, and $nil and $54 of share-based payment expense (three and nine months ended September 30, 2020 – $nil), respectively, were recognized in the condensed interim consolidated statement of loss and comprehensive loss in respect of these transition arrangements.

(3) The remuneration for key management personnel for the three months ended September 30, 2020 is comprised of those individuals who were key management personnel as at September 30, 2020 and is the combined total for both continuing operations and the discontinued operation of the Peru properties transferred to the Spincos in October 2020.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three and Nine Months Ended September 30, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 10: Critical judgments and accounting estimates

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

In preparing the Company’s condensed interim consolidated financial statements for the three months and nine months ended September 30, 2021, the Company applied the critical accounting judgements and estimates disclosed in note 2 of its consolidated financial statements for the year ended December 31, 2020, except as follows:

Credit on duties refundable for loss and refundable tax credits for resource investment

The Company is entitled to a refundable credit on duties of 16% for eligible losses under the Québec Mining Duties Act and a refundable resource investment tax credit of 31% under the Québec Income Tax Act. These credits are applicable to qualified exploration expenditures on properties located within the province of Québec. Application for these credits is subject to verification and, as such, they are recognized only when they are received or when a notice of assessment confirming the amount to be paid is issued. During the three and nine months ended September 30, 2021, the Company received a refund of $1,717, consisting of $1,670 principal and $47 interest (three and nine months ended September 30, 2020 – $nil).

Section 11: New accounting standards and policies

The Company did not adopt any new accounting standards or policies during the quarter, and the accounting policies applied in preparing the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2021 were consistent with those disclosed in note 3 of its consolidated financial statements for the year ended December 31, 2020.

New and amended standards not yet effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods beginning after December 31, 2021. The Company has not early adopted any of these pronouncements, and they are not expected to have a significant impact in the foreseeable future on the Company's consolidated financial statements once adopted.

Section 12: Controls and procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO are responsible for establishing and maintaining adequate DC&P and have concluded that the DC&P the Company has in place are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized, and reported within the time periods specified.

The Company’s management, with the involvement of the CEO and CFO, performs regular reviews of its DC&P to ensure they are designed and operating effectively. As there are inherent limitations in all control systems, any economically feasible control system can only provide reasonable, not absolute, assurance that the control system will prevent or detect all misstatements due to error or fraud.

Management’s most recent evaluation of the DC&P was conducted for the year ended December 31, 2020, from which management concluded that the Company’s DC&P are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized, and reported within the required time periods. No changes have occurred in the Company’s DC&P during the three months ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three and Nine Months Ended September 30, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Internal control over financial reporting

Internal control over financial reporting (“ICFR”) includes those policies and procedures that:

■
pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

■
provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

■
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company assets, or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

It is management’s responsibility to establish and maintain adequate ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

As part of its annual evaluation process, management engaged a third-party consultant to perform testing over the design and effectiveness of ICFR as at December 31, 2020. This testing was done under the supervision of the CEO and CFO to support management’s evaluation of the key controls based on the framework in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management concluded that the Company’s ICFR was effective as of that date. No changes have occurred in the Company’s ICFR during the three months ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases, and other information are available on SEDAR at www.sedar.com.

On behalf of the Board of Directors,
"Forrester A. Clark"

Forrester A. Clark

Chief Executive Officer

November 12, 2021

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Three and Nine Months Ended September 30, 2021
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)